Mail Stop 4561

June 24, 2008

Louis P. Huynh, Esq.
General Counsel and Corporate Secretary
Dot VN, Inc.
9449 Balboa Avenue, Suite 114
San Diego, California 92123

> Re: **Dot VN, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on June 3, 2008**
> **File No. 333-146129**

Dear Mr. Huynh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1.   Effective June 16, 2008, the age of the financial statements does not satisfy the requirements of Item 310(g) of Regulation S-B and/or Rule 8-08 of Regulation S-X. Your registration statement must be updated to include audited financial statements for the annual period ending April 30, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 48

2.   We refer to comment 2 of our letter dated May 21, 2008. The share ownership figures in the table on page 48 continue to differ from those set forth in the selling shareholder table for the referenced persons. Please reconcile or explain this discrepancy, which may in part be due to the fact that the selling shareholder table entries for these persons do not seem to reflect shares underlying derivative securities held by them.

Selling Shareholders, page 54

3.   You have retained the representation appearing on page 55 that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. However, this appears to be contradicted by the disclosure now appearing in footnotes 30 and 35 to the table. Please revise your introduction as appropriate, and identify Pali Capital as a registered broker-dealer.

Item 7. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 17. Warrants, Options and Stock Based Compensation, page F-19

4.   We note your response to comment 6 of our letter dated May 21, 2008. In light of your conclusion to account for the placement warrants as a deferred charge that is amortized over the life of the debt, revise your filing to accurately reflect the unamortized balance at April 30, 2007. We note similar disclosure inconsistencies in your notes to Condensed Consolidated Financial Statements as of January 31, 2008.

Exhibits

5.   Please be aware that counsel will be required to reissue its legal opinion as of a date reasonably current to the desired date of effectiveness of your registration statement.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC